February 24, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re:	Republic First Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2010
Form 10-Qs for the Fiscal Quarters Ended March 31, 2011 and June 30, 2011
File No. 000-17007

Dear Ms. Blume:

We are writing to confirm our understanding of the actions the Company intends to take to resolve the Staff’s comments related to the realizability of the Company’s deferred tax asset and the lack of a related valuation allowance set forth in the Staff’s comment letter dated October 18, 2011 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Forms 10-Q for the fiscal quarters ended March 31, 2011 and June 30, 2011.

As communicated on our conference call on Friday, January 13, 2012 with members of the SEC Staff, the staff believes that the negative evidence outweighed the positive evidence at December 31, 2011. Therefore, a valuation allowance should be recorded. The staff views the negative evidence to be so significant that it believes the Company cannot currently rely on income projections in determining the amount of the valuation allowance.

Accordingly, the Company will record a valuation allowance related to the Company’s deferred tax asset balance for the fourth quarter and fiscal year ended December 31, 2011. In addition, the Company will expand its disclosure in future filings to include a more detailed discussion of how the Company assesses the realization of its deferred tax asset under ASC Subtopic 740-10-30.  Attached hereto as Appendix A is an example of how the Company proposes to expand its disclosure in future filings.

 In calculating the appropriate valuation allowance, the Company assessed the possible sources of taxable income available under tax law to realize a tax benefit for deductible temporary differences and carryforwards as defined in paragraph 740-10-30-18. As a result of cumulative losses in recent years and the uncertain nature of the current economic environment, the Company will not use projections of future taxable income, exclusive of reversing temporary timing differences and carryforwards, as a factor until such time as the Company can show consistent and sustained profitability.

U.S. Securities and Exchange Commission
February 24, 2012

The Company did assess tax planning strategies as defined under paragraph 740-10-30-18 (d.) to determine the amount of a valuation allowance. Strategies reviewed included the sale of investment securities and loans with fair values greater than book values, redeployment of cash and cash equivalents into higher yielding investment options, a switch from tax-exempt to taxable investments and loans, and the election of a decelerated depreciation method tax purposes for future fixed asset purchases. The redeployment of cash and cash equivalents into higher yielding investment options assumes that the Company would invest excess cash not required for minimum balance thresholds or operating purposes into mortgage-backed securities or collateralized mortgage obligations commonly evaluated and purchased for the investment securities portfolio.

The Company believes that these tax planning strategies are (a.) prudent and feasible, (b.) steps that the Company would not ordinarily take, but would take to prevent an operating loss or tax credit carryforward from expiring unused, and (c.) would result in the realization of existing deferred tax assets. These tax planning strategies, if implemented, would result in taxable income in the first full reporting period after deployment and accelerate the recovery of deferred tax asset balances if faced with the inability to recover those assets or the risk of potential expiration. The Company believes that these are viable tax planning strategies and appropriately considered in the analysis at this time, but may not align with the strategic direction of the organization today and therefore, has no present intention to implement such strategies.

The net deferred tax asset balance was $18.4 million as of December 31, 2011.  The tax planning strategies assessed above resulted in the projected realization of approximately $4.0 million in tax assets which can be considered more likely than not to be realized. Accordingly, the Company will record a partial valuation allowance related to the deferred tax asset balance in the amount of $14.4 million as of December 31, 2011.

As discussed during our conference call, the Staff will not object to the Company’s prior conclusion regarding its deferred tax assets in any of the annual or interim periods, as applicable, ended December 31, 2010, March 31, 2011, June 30, 2011 or September 30, 2011 and, accordingly, the Company will not revise its annual and interim financial statements for the periods referenced. The Company will record a valuation allowance for the fourth quarter and fiscal year ended December 31, 2011 and expand its disclosure in future filings beginning with the Company’s annual report on Form 10-K for the period ended December 31, 2011.

U.S. Securities and Exchange Commission
February 24, 2012

It is our understanding that the above actions will resolve the comments in the Staff’s letter dated October 18, 2011.  If you have any questions, please contact the undersigned at (215) 430-5850.

Very truly yours,

/s/ Frank A. Cavallaro
Frank A. Cavallaro
Chief Financial Officer

U.S. Securities and Exchange Commission
February 24, 2012

APPENDIX A

The Company’s net deferred tax asset increased to $18.4 million at December 31, 2011 compared to $12.8 million at December 31, 2010. This increase was primarily driven by an increase in the net operating loss (“NOL”) carryforward balance during the twelve month period ended December 31, 2011. The  $18.4 million net deferred tax asset as of December 31, 2011 is comprised of $12.6 million currently recognizable through NOL carryforwards and $5.8 million attributable to several items associated with temporary timing differences which will reverse at some point in the future to provide a reduction in tax liabilities. The Company’s largest future reversal relates to its allowance for loan losses, which totaled $4.3 million as of December 31, 2011.

The Company evaluates the carrying amount of its deferred tax assets on a quarterly basis or more frequently, if necessary in accordance with the guidance provided in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740 (ASC 740), in particular, applying the criteria set forth therein to determine whether it is more likely than not (i.e. a likelihood of more than 50%) that some portion, or all, of the deferred tax asset will not be realized within its life cycle, based on the weight of available evidence.  If management makes a determination based on the available evidence that it is more likely than not that some portion or all of the deferred tax assets will not be realized in future periods a valuation allowance is calculated and recorded.  These determinations are inherently subjective and dependent upon estimates and judgments concerning management’s evaluation of both positive and negative evidence.

In conducting the deferred tax asset analysis, the Company believes it is important to consider the unique characteristics of an industry or business.  In particular, characteristics such as business model, level of capital and reserves held by financial institutions and their ability to absorb potential losses are important distinctions to be considered for bank holding companies like the Company. In addition, it is also important to consider that NOLs for federal income tax purposes can generally be carried back two years and carried forward for a period of twenty years. In order to realize our deferred tax assets, we must generate sufficient taxable income in such future years.

In assessing the need for a valuation allowance, the Company carefully weighed both positive and negative evidence currently available.  Judgment is required when considering the relative impact of such evidence. The weight given to the potential effect of positive and negative evidence must be commensurate with the extent to which it can be objectively verified. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Based on the analysis of available positive and negative evidence, the Company determined that a valuation allowance should be recorded as of December 31, 2011.

When determining an estimate for a valuation allowance, the Company assessed the possible sources of taxable income available under tax law to realize a tax benefit for deductible temporary differences and carryforwards as defined in paragraph 740-10-30-18. As a result of cumulative losses in recent years and the uncertain nature of the current economic environment, the Company did not use projections of future taxable income, exclusive of reversing temporary timing differences and carryforwards, as a factor. The Company will exclude future taxable income as a factor until it can show consistent and sustained profitability.

U.S. Securities and Exchange Commission
February 24, 2012

The Company did assess tax planning strategies as defined under paragraph 740-10-30-18 (d.) to determine the amount of a valuation allowance. Strategies reviewed included the sale of investment securities and loans with fair values greater than book values, redeployment of cash and cash equivalents into higher yielding investment options, a switch from tax-exempt to taxable investments and loans, and the election of a decelerated depreciation method tax purposes for future fixed asset purchases. The Company believes that these tax planning strategies are (a.) prudent and feasible, (b.) steps that the Company would not ordinarily take, but would take to prevent an operating loss or tax credit carryforward from expiring unused, and (c.) would result in the realization of existing deferred tax assets. These tax planning strategies, if implemented, would result in taxable income in the first full reporting period after deployment and accelerate the recovery of deferred tax asset balances if faced with the inability to recover those assets or the risk of potential expiration. The Company believes that these are viable tax planning strategies and appropriately considered in the analysis at this time, but may not align with the strategic direction of the organization today and therefore, has no present intention to implement such strategies.

The net deferred tax asset balance was $18.4 million as of December 31, 2011.  The tax planning strategies assessed in its analysis resulted in the projected realization of approximately $4.0 million in tax assets which can be considered more likely than not to be realized as of December 31, 2011. Accordingly, the Company will record a partial valuation allowance related to the deferred tax asset balance in the amount of $14.4 million as of December 31, 2011. The deferred tax asset will continue to be analyzed on a quarterly basis for changes affecting realizability and the valuation allowance may be adjusted in future periods accordingly.